

Mail Stop 3561

September 7, 2018

Adeline Gu
Chief Financial Officer
China Recycling Energy Corporation
4/F, Tower C
Rong Cheng Yun Gu Building
Keji 3rd Road, Yanta District
Xi'an City, Shaanxi Province
China 710075

> Re: **China Recycling Energy Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2017**
> **Filed April 13, 2018**
> **File No. 1-34625**

Dear Ms. Gu:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 8. Financial Statements and Supplementary Data

1. Organization and Description of Business

Erdos TCH – Joint Venture, page F-6

1. Reference is made to the supplemental agreement effective May 1, 2016 whereby Erdos TCH canceled monthly minimum lease payments from Erdos and charges Erdos based on actual electricity sold. Referencing authoritative literature that supports your accounting treatment, please explain to us how you evaluated and accounted for the lease modification. Refer to ASC 840-30-35-30 and 840-30-40-6. In doing so, please tell us

whether you consider the payments based on actual electricity sold under the supplemental agreement minimum lease payments as defined in ASC 840-10-25-4.

2. Summary of Significant Accounting Policies

Basis of Presentation, page F-13

2. You disclose that certain information and footnote disclosures normally present in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America were omitted. Please tell the information and footnote disclosures that have been omitted.

16. Income Tax, page F-25

3. In future filings, please disclose the total valuation allowance recognized for deferred tax assets. Refer to ASC 740-10-50-2c. Please also disclose the amounts and expiration dates of the PRC NOLs. Refer to ASC 740-10-50-3a.

Item 9A. Controls and Procedures

Internal Controls Over Financial Reporting, page 50

4. Please amend to disclose a statement as to whether or not internal control over financial reporting was effective as of December 31, 2017. In this regard, your current disclosure states that your assessment was as of December 31, 2015. Refer to Item 308(a)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products